Exhibit 1

Westpac Banking Corporation Level 18, 275 Kent Street Sydney, NSW, 2000

12 August 2025

Appointment of Chief Executive, Consumer

Westpac today announced the appointment of Carolyn McCann to the position of Chief Executive, Consumer, effective immediately.

Ms McCann brings almost thirty years of corporate experience, including two decades in the banking and insurance industries and more than a decade at Westpac. She has been Acting Chief Executive, Consumer since 12 May 2025. Previously, she was Group Executive, Customer and Corporate Services, responsible for Westpac’s operations, scams and fraud prevention, customer collections and hardship, property resilience, corporate affairs and marketing.

“Carolyn is an outstanding executive and I’ve seen firsthand her ability to engage and galvanise high-performing teams to deliver results,” said Westpac CEO Anthony Miller.

“Under Carolyn’s leadership, Westpac’s operations teams have dramatically improved customer outcomes, including mortgage processes, where decision times have been reduced from twelve to five days. Scam protection has been significantly upgraded with market leading solutions reducing losses by 40 per cent, and complaints handling processes have been transformed.

“Carolyn has brought these outstanding leadership skills to the Consumer role, where she leads a team of highly experienced retail banking executives as well as our superb employees across the country. Carolyn’s drive, vision and determination will be an asset to the bank in this role.

“With the right mix of experience, professionalism, teamwork and energy, we now have the team in place to lead Westpac and I’m excited for what we can achieve together.”

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.